Exhibit 99.1
FORM 51-102F3
Material Change Report

Item 1	Name and Address of Company

Rogers Communications Inc. (“Rogers”)

The principal office of Rogers is located at:
333 Bloor Street East
Toronto, Ontario
M4W 1G9

Item 2	Date of Material Change

December 15, 2006

Item 3	News Release

A news release was issued through Canada NewsWire on December 15, 2006.

Item 4	Summary of Material Change

On December 15, 2006, Rogers announced that the previously announced split of its Class A Voting and Class B Non-Voting shares on a two-for-one basis was approved by shareholders at a special general meeting of shareholders held on December 15, 2006.

Item 5	Full Description of Material Change

See the press release attached hereto as Schedule A for a full description of the material change.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information please contact Bruce M. Mann, Vice President, Investor Relations, at (416) 935-3532.

Item 9	Date of Report

December 22, 2006

SCHEDULE "A"
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:

    Rogers Communications Two-For-One Stock Split Formally Approved

    TORONTO, Dec. 15 /CNW/ - Rogers Communications Inc. ("Rogers") announced that the previously announced split of its Class A Voting and Class B
Non-Voting shares on a two-for-one basis was approved by shareholders at a special meeting of shareholders held earlier today.
    As a result the two-for-one stock split, Class A and Class B shareholders of record as of the close of business December 29, 2006 will receive one additional Rogers Communications Inc. share for each share held. Rogers expects that its transfer agent, Computershare Trust Company, will distribute the additional share certificates on or about January 5, 2007.
    It is expected that the Class A Voting shares ("RCI.a") and the Class B
Non-Voting shares ("RCI.b") will begin trading on the Toronto Stock Exchange on a split-adjusted basis on December 27, 2006. On the New York Stock
Exchange, it is expected that the Class B Non-Voting shares will begin trading on a split-adjusted "when issued" basis on December 27, 2006 under a separate ticker ("RG wi") and on a split-adjusted basis under the primary ticker ("RG")
beginning on January 8, 2007. Further information with respect to trading of the shares can be found in the information circular mailed to shareholders dated November 9, 2006.
    It is important that shareholders retain both their existing share certificates and the new share certificates that will be mailed in early
January, 2007 as these certificates together represent their Rogers holding.

    About the Company: Rogers Communications Inc. is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking and broadband Internet connectivity to small, medium and large businesses and government agencies across the country. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing, and sports entertainment. For further information about the Rogers group of companies, please visit www.rogers.com.

    %SEDAR: 00003765EF          %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.

CNW 13:48e 15-DEC-06